Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Booming Voice Limited	British Virgin Islands
Diligent Yield Investment Limited	British Virgin Islands
JFY Corporate Services Company Limited	Hong Kong
Click Services Limited	Hong Kong